RADIATION THERAPY SERVICES, INC.

2270 Colonial Boulevard

Fort Myers, Florida 33907

(239) 931-7275

December 8, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Laura Crotty

Re:                               Radiation Therapy Services, Inc.

Registration Statement on Form S-4

File No. 333-170812

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Radiation Therapy Services, Inc. (the “Issuer”) and 21st Century Oncology of Alabama, LLC, Arizona Radiation Therapy Management Services, Inc., California Radiation Therapy Management Services, Inc., Radiation Therapy Services Holdings, Inc., 21st Century Oncology of Jacksonville, Inc., Devoto Construction of Southwest Florida, Inc., Radiation Therapy Services International, Inc., 21st Century Oncology Management Services, Inc., Jacksonville Radiation Therapy Services, Inc., Financial Services of Southwest Florida, LLC, 21st Century Oncology, LLC, Derm-Rad Investment Company, LLC, Radiation Therapy School for Radiation Therapy Technology, Inc., 21st Century Oncology of Kentucky, LLC, 21st Century Oncology of Harford County Maryland, LLC, Berlin Radiation Therapy Treatment Center, LLC, 21st Century Oncology of Prince Georges County, Maryland, LLC, Maryland Radiation Therapy Management Services, LLC, New England Radiation Therapy Management Services, Inc., American Consolidated Technologies, LLC, Michigan Radiation Therapy Management Services, Inc., Phoenix Management Company, LLC, Nevada Radiation Therapy Management Services, Incorporated, 21st Century Oncology of New Jersey, Inc., New York Radiation Therapy Management Services, Inc., North Carolina Radiation Therapy Management Services, LLC, Carolina Radiation and Cancer Treatment Center, Inc., 21st Century Oncology of Pennsylvania, Inc., Gettysburg Radiation, LLC, 21st Century Oncology of South Carolina, LLC, Carolina Regional Cancer Center, LLC, Atlantic Urology Clinics, LLC and West Virginia Radiation Therapy Services, Inc.  (the “Guarantors,” and together with the “Issuer,” the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-170812), as amended (the “Registration Statement”), to 1 p.m. Eastern Time, on December 10, 2010 or as soon thereafter as practicable.  The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Registrants acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua N. Korff of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4943, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

RADIATION THERAPY SERVICES, INC.

By:	/s/ Kerrin E. Gillespie
Name:	Kerrin E. Gillespie
Title:	Senior Vice President and Chief
Financial Officer

RADIATION THERAPY SERVICES HOLDINGS, INC.

By:	/s/ Kerrin E. Gillespie
Name:	Kerrin E. Gillespie
Title:	Senior Vice President and Chief
Financial Officer

21ST CENTURY ONCOLOGY OF ALABAMA, LLC
ARIZONA RADIATION THERAPY MANAGEMENT SERVICES, INC.
CALIFORNIA RADIATION THERAPY MANAGEMENT SERVICES, INC.
21ST CENTURY ONCOLOGY OF JACKSONVILLE, INC.
DEVOTO CONSTRUCTION OF SOUTHWEST FLORIDA, INC.
RADIATION THERAPY SERVICES INTERNATIONAL, INC.
21ST CENTURY ONCOLOGY MANAGEMENT SERVICES, INC.
JACKSONVILLE RADIATION THERAPY SERVICES, INC.
FINANCIAL SERVICES OF SOUTHWEST FLORIDA, LLC
21ST CENTURY ONCOLOGY, LLC
21ST CENTURY ONCOLOGY OF HARFORD COUNTY MARYLAND, LLC
BERLIN RADIATION THERAPY TREATMENT CENTER, LLC
21ST CENTURY ONCOLOGY OF PRINCE GEORGES COUNTY, MARYLAND, LLC
MARYLAND RADIATION THERAPY MANAGEMENT SERVICES, LLC
AMERICAN CONSOLIDATED TECHNOLOGIES, LLC
MICHIGAN RADIATION THERAPY MANAGEMENT SERVICES, INC.
NEVADA RADIATION THERAPY MANAGEMENT SERVICES, INCORPORATED
21ST CENTURY ONCOLOGY OF NEW JERSEY, INC.
NEW YORK RADIATION THERAPY MANAGEMENT SERVICES, INC.
NORTH CAROLINA RADIATION THERAPY MANAGEMENT SERVICES, LLC
21ST CENTURY ONCOLOGY OF SOUTH CAROLINA, LLC
WEST VIRGINIA RADIATION THERAPY
SERVICES, INC.
PHOENIX MANAGEMENT COMPANY, LLC
CAROLINA REGIONAL CANCER CENTER, LLC
ATLANTIC UROLOGY CLINICS, LLC
RADIATION THERAPY SCHOOL FOR RADIATION
THERAPY TECHNOLOGY, INC.
NEW ENGLAND RADIATION THERAPY
MANAGEMENT SERVICES, INC.
21ST CENTURY ONCOLOGY OF KENTUCKY, LLC

CAROLINA RADIATION AND CANCER TREATMENT CENTER, INC.
GETTYSBURG RADIATION, LLC
21ST CENTURY ONCOLOGY OF PENNSYLVANIA,
INC.
DERM-RAD INVESTMENT COMPANY, LLC

By:	/s/ Kerrin E. Gillespie
Name:	Kerrin E. Gillespie
Title:	Vice President

cc:                                 Joshua N. Korff

Christopher A. Kitchen

Kirkland & Ellis LLP